UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of November 2011
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated November 16, 2011.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: November 20, 2011

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated November 16, 2011

Exhibit 1

ELBIT SYSTEMS REPORTS
THIRD QUARTER 2011 RESULTS

Backlog of orders increased to $5.7 billion;
Revenues at $664 million; Net income at $36.5 million;
Diluted net EPS at $0.85

Haifa, Israel, November 16, 2011 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international defense electronics company, today reported its consolidated financial results for the third quarter ended September 30, 2011.

In this release, the Company is providing its US-GAAP ("GAAP") results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Joseph Ackerman, President and CEO of Elbit Systems, commented: "The quarter's results represent continued year over year growth in backlog, as well as improvements in margins. These results are due, among other factors, to our success in harvesting the synergies from recent acquisitions and we expect to continue to take advantage of opportunities in cost rationalization, savings and avoidance of duplicating effects among our subsidiaries. Our geographical spread and our diversified activities enable us to adjust ourselves to changing trends in the global markets, and we are successfully growing in regions with expanding potential like South America and Asia-Pacific. During the quarter we reported a number of important orders, and our backlog continued its growth trend for the sixth consecutive quarter.”

Third quarter 2011 results:

Revenues in the third quarter of 2011 were $663.7 million, as compared to $649.9 million in the third quarter of 2010. The leading contributors to the Company's revenues were the C4ISR Systems and Airborne areas of operations.

Gross profit amounted to $204.1 million (30.8% of revenues) in the third quarter of 2011, as compared to $197.9 million (30.5% of revenues) in the third quarter of 2010. The improved gross profit rate was mainly a result of a mix of programs sold during the third quarter of 2011. The non-GAAP gross profit in the third quarter of 2011 was $211.6 million, (31.9% of revenues), compared to $203.5 million (31.3% of revenues) in the third quarter of 2010.

Research and development expenses, net were $55.5 million (8.4% of revenues) in the third quarter of 2011, as compared to $56.1 million (8.6% of revenues) in the third quarter of 2010.

Marketing and selling expenses were $58.4 million (8.8% of revenues) in the third quarter of 2011, as compared to $59.1 million (9.1% of revenues) in the third quarter of 2010.

General and administrative expenses were $34.0 million (5.1% of revenues) in the third quarter of 2011, as compared to $30.2 million (4.7% of revenues) in the third quarter of 2010.

Operating income was $56.2 million (8.5% of revenues), as compared to $52.4 million (8.1% of revenues) in the third quarter of 2010. The non-GAAP operating income in the third quarter of 2011 was $70.3 million (10.6% of revenues), as compared to $63.3 million (9.7% of revenues) in the third quarter of 2010.

Financial expenses, net were $3.1 million in the third quarter of 2011, as compared to financial expenses, net, of $5.5 million in the third quarter of 2010. Financial expenses, net, were comparatively lower in the third quarter of 2011 due to income from currency hedging activities.

Taxes on income were $9.8 million (effective tax rate of 18.2%) in the third quarter of 2011, as compared to taxes on income of $4.8 million (effective tax rate of 10.1%) in the third quarter of 2010. The change in the effective tax rate was attributable mainly to the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income.

Equity in net earnings of affiliated companies and partnerships was $4.2 million (0.6% of revenues) in the third quarter of 2011, as compared to $3.9 million (0.6% of revenues) in the third quarter of 2010.

Loss from discontinued operations, net in the third quarter of 2011 amounted to $15.2 million. The amount reflects a net loss related to an impairment of held-for-sale investments acquired during 2010, as part of the acquisition of the Mikal group of companies.

Net income attributable to non-controlling interests was net income of $3.2 million in the third quarter of 2011, as compared to a net expense of $1.1 million in the third quarter of 2010. The net income attributable to the non-controlling interests includes a loss of $6.2 million, as a result of the non-controlling part of the loss from discontinued operations, as mentioned above.

Net income attributable to the Company's ordinary shareholders in the third quarter of 2011 amounted to $36.5 million (5.5% of revenues), as compared to $45.3 million (7.0% of revenues) for the third quarter of 2010. Excluding the loss related to impairment of assets held-for-sale, the net income in the third quarter of 2011 was $45.5 million (6.9% of revenues). The non-GAAP net income in the third quarter of 2011 was $56.4 million (8.5% of revenues), as compared to $54.1 million (8.3% of revenues) in the third quarter of 2010.

Diluted net earnings per share attributable to the Company’s ordinary shareholders were $0.85 for the third quarter of 2011, as compared with $1.05 for the third quarter of 2010.  Excluding the loss related to impairment of assets held-for-sale, the diluted net earnings per share in the third quarter of 2011 was $1.06. The non-GAAP diluted net earnings per share in the third quarter of 2011 was $1.31, as compared to $1.25 in the third quarter of 2010.

The Company’s backlog of orders increased to $5,691 million as of September 30, 2011, as compared with $5,446 million as of December 31, 2010 and $5,381 million as of September 30, 2010. Approximately 75% of the backlog relates to orders outside of Israel. Approximately 52% of the Company's backlog as of September 30, 2011, is scheduled to be performed during the last quarter of 2011 and in 2012.

Operating cash flow was $11.2 million in the first nine months of 2011, as compared to $73.6 million in the first nine months of 2010. The reduction in operating cash flow was mainly a result of an increased inventory balance .

Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made the following adjustments: (1) amortization of purchased intangible assets, (2) significant reorganization, restructuring and other related expenses, (3) impairment of investments, including impairment of auction rate securities, (4) gain from changes in holdings, including revaluation of the previously held shares at the acquisition date when a business combination is achieved in stages (step-up) and (5) the income tax effects of the foregoing.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures.  Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Nine Months Ended September 30		Three Months Ended September 30		Year Ended December 31
	2011	2010	2011	2010	2010

GAAP gross profit	590.3	566.0	204.1	197.9	797.9
Adjustments:
Amortization of purchased intangible assets	23.0	14.6	7.5	5.6	25.0
Reorganization, restructuring and other related expenses(1)	-	-	-	-	12.8
Non-GAAP gross profit	613.3	580.6	211.6	203.5	835.7
Percent of revenues	31.0%	31.0%	31.9%	31.3%	31.3%

GAAP operating income	149.8	150.7	56.2	52.4	207.4
Adjustments:
Amortization of intangible assets	42.7	32.5	14.1	10.9	47.7
Reorganization, restructuring and other related expenses(1)	-	-	-	-	16.4
Impairment of investments(2)	-	0.7	-	-	1.3
Gain from changes in holdings(3)	-	(4.8)	-	-	(4.8)
Non-GAAP operating income	192.5	179.1	70.3	63.3	268.0
Percent of revenues	9.7%	9.6%	10.6%	9.7%	10.0%

GAAP net income attributable to Elbit Systems’ shareholders	103.3	139.8	36.5	45.3	183.5
Adjustments:
Amortization of intangible assets	42.8	32.5	14.1	10.9	47.7
Reorganization, restructuring and other related expenses(1)	-	-	-	-	16.4
Impairment of investments(2)	0.5	0.7	-	-	1.3
Gain from changes in holdings(3)	-	(17.6)	-	-	(17.6)
Adjustment of loss (gain) from discontinued operations, net(4)	9.3	-	9.0	-	(0.5)
Related tax benefits	(9.9)	(4.2)	(3.2)	(2.1)	(8.9)
Non-GAAP net income attributable to Elbit Systems’ shareholders	146.0	151.2	56.4	54.1	221.9
Percent of revenues	7.4%	8.1%	8.5%	8.3%	8.3%

Non-GAAP diluted net EPS	3.38	3.50	1.31	1.25	5.13

(1)
Adjustment of reorganization, restructuring, and other related expenses in 2010, are mainly due to write-off of inventories in the amount of approximately $13 million related to the acquisition of Soltam and ITL.

(2)	Adjustment of impairment in available for sale marketable securities (ARS and CDO) during 2011 and an impairment of ICI shares in 2010.
(3)
Adjustment of gain in the amount of $12.8 million from the sale of Mediguide shares, and adjustment of net gain in the amount of $4.8 million, related to revaluation of previously held investment, due to accounting treatment as business combination achieved in stages during 2010.

(4)
Adjustment of loss from discontinued operations, net of tax and minority interests related to impairment of held-for sale investments acquired during 2010, as part of the acquisition of the Mikal group of companies.

Recent Events:

On August 17, 2011, the Company announced that it was awarded contracts by several customers in Asia to supply many dozens of observation systems for maritime patrol aircraft, vessels and observation towers. The total value of these new contracts is approximately $20 million, to be supplied over three years.

On September 6, 2011, the Company announced that its U.S. subsidiary, Elbit Systems of America, LLC was awarded a contract to supply Boeing Military Aircraft with the CV-22 Color Helmet Mounted Display (HMD) for the Air Force Special Operations Command (AFSOC). Work will be performed in Fort Worth, Texas.

On September 8, 2011, the Company’s Brazilian subsidiary AEL Sistemas S.A. ("AEL"), signed several related agreements with Embraer Defesa e Segurança S.A. to establish a joint company, Harpia Sistemas S.A in which Embraer Defesa owns 51% and AEL owns the remaining 49%. The new company, based in Brasilia, will be engaged in the areas of unmanned aircraft systems, avionics systems and simulators, as well as contractor logistics support in these areas, initially for the Brazilian market. In addition, pursuant to the agreements, Embraer Defesa acquired a 25% interest in AEL.

On September 18, 2011, the Company announced that it was awarded a contract by the Israeli Ministry of Defense in the amount of approximately $40 million to supply Cardom systems to the Israeli Defense Forces. Manufactured by Elbit Systems’ subsidiary Soltam Systems Ltd., Cardom systems were initially supplied to the IDF in 2007 and are considered among the most advanced of their kind in the world. The systems are to be supplied over a period of four years.

On September 21, 2011, the Company announced that its subsidiary Elbit Security Systems Ltd. was awarded an Israel Ports Development & Assets Company Ltd. contract for the supply and installation of a perimeter security system. The system is for the protection of the Haifa port, including the chemicals terminal, as well as the Kishon port and the "Shavit" fishermen dock. The contract, which includes various security systems, is in an amount that is not material to Elbit Systems.

On September 26, 2011, the Company announced that its Board of Directors authorized the repurchase of up to 1 million of its ordinary shares over the next 12 months.

On September 28, 2011, the Company announced that it was awarded a contract by the Israeli Ministry of Defense to supply, upgrade and provide maintenance under the Israeli Defense Forces' communications equipment project. The project is valued at approximately $280 million, of which approximately half is designated for the supply of new communication systems over the next five years, and the balance is to be applied to the upgrade and maintenance of existing systems over a twenty-year period.

On October 10, 2011, the Company announced that its subsidiary in the U.S., Elbit Systems of America, LLC., was awarded a five-year, $23 million Indefinite Delivery/Indefinite Quantity (IDIQ) National Maintenance Contract by the US Army Communications-Electronics Command (CECOM), for depot level repair services on Elbit Systems of America’s Aviator's Night Vision Imaging System Head Up Display (HUD) System (ANVIS/HUD®).

On October 17, 2011, the Company announced it was awarded a $15 million contract to supply an Asian National Government Agency with the Wise Intelligence Technology (WiT) system. The system will be supplied within 18 months.

On October 26, 2011, the Company announced that its Brazilian subsidiary, AEL, was awarded by a subsidiary of EMBRAER S.A., EMBRAER Defense and Security, development contracts to provide three additional systems, valued at $25 million for the new KC-390 military transport and refuel jet: Self-Protection Suite (SPS), Directional Infrared Countermeasures (DIRCM) and pilot orientation Head-Up Display (HUD). This selection is in addition to the earlier selection of AEL as the provider of the mission computer for the new jet.

On October 31, 2011, the Company announced that it won a contract to supply mortars to the Spanish Army, a projected valued at $8.5 million and to implement over a 12 month period. The Spanish Army's decision to equip its forces with mortars provided by Elbit Systems was made after a series of successful tests in both Spain and in Israel. Elbit Systems will be the lead contractor for the project, which will include the installation of CARDOM autonomous recoil 81mm mortars mounted on the back of VAMTAC 4x4 vehicles produced in Spain by UROVESA and with the participation of local industries.

Dividend:

The Board of Directors declared a dividend of $0.36 per share for the third quarter of 2011. The dividend’s record date is November 29, 2011, and the dividend will be paid on December 12, 2011, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will also be hosting a conference call later today, November 16, 2011 at 9:00am Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609
at 9:00am Eastern Time;6:00am Pacific Time;2:00pm UK Time;4:00pm Israel Time

This call will also be broadcast live on Elbit Systems’ web -site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5901 (Israel and International)

About Elbit Systems:

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: www.elbitsystems.com.

Attachments:

Consolidated balance sheet
Consolidated statements of income
Condensed consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com

Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

ELBIT  SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	September 30	December 31
	2011	2010
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$91,229	$151,059
Short-term bank deposits and trading marketable securities	24,897	63,486
Trade and unbilled receivables, net	699,775	702,364
Other receivables and prepaid expenses	163,176	166,124
Inventories, net of customers advances	789,461	665,270
Total current assets	1,768,538	1,748,303

Investment in affiliated companies, partnership and other companies	104,043	88,116
Available for sale marketable securities	9,457	7,179
Long-term trade and unbilled receivables	159,073	90,343
Long-term bank deposits and other receivables	23,534	44,401
Deferred income taxes, net	28,477	29,892
Severance pay fund	293,328	302,351
	617,912	562,282

Property, plant and equipment, net	517,154	503,851
Goodwill and other intangible assets, net	778,270	799,639
Total assets	$3,681,874	$3,614,075

Liabilities and Shareholders' Equity
Short-term bank credit and loans	$52,391	$15,115
Current maturities of long-term loans and Series A Notes	72,627	43,093
Trade payables	280,908	360,736
Other payables and accrued expenses	659,828	648,121
Customer advances in excess of costs incurred on contracts in progress	410,532	302,691
	1,476,286	1,369,756

Long-term loans, net of current maturities	348,242	292,039
Series A Notes and convertible debentures, net of current maturities	240,728	273,357
Accrued termination liabilities	382,590	395,303
Deferred income taxes and tax liabilities, net	49,091	55,936
Customer advances in excess of costs incurred on contracts in progress	148,743	177,191
Other long-term liabilities	54,102	45,042
	1,223,496	1,238,868

Elbit Systems Ltd.'s shareholders' equity	952,963	966,693
Non-controlling interests	29,129	38,758
Total shareholders' equity	982,092	1,005,451
Total liabilities and shareholders' equity	$3,681,874	$3,614,075

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Nine Months Ended September 30		Three Months Ended September 30		Year Ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
Revenues	1,975,602	1,871,384	663,712	649, 906	2,670,133
Cost of revenues	1,385,287	1,305,372	459,577	452,000	1,872,263
Gross profit	590,315	566,012	204,135	197,906	797,870

Operating expenses:
Research and development, net	165,136	165,660	55,533	56,149	234,131
Marketing and selling	170,829	164,053	58,401	59,122	229,942
General and administrative	104,587	90,369	33,992	30,228	131,200
Other income, net	-	(4,756)	-	-	(4,756)
	440,552	415,326	147,926	145,499	590,517

Operating income	149,763	150,686	56,209	52,407	207,353

Financial expenses, net	(23,120)	(9,658)	(3,108)	(5,521)	(21,251)
Other income, net	1,355	13,439	981	350	13,259
Income before taxes on income	127,998	154,467	54,082	47,236	199,361
Income taxes	20,565	21,606	9,846	4,791	24,037
	107,433	132,861	44,236	42,445	175,324

Equity in net earnings of affiliated companies and partnership	10,626	13,205	4,207	3,905	18,796
Income from continued operations	118,059	146,066	48,443	46,350	194,120
Income (loss) from discontinued operations, net	(15,630)	-	(15,180)	-	921
Net income	102,429	146,066	33,263	46,350	195,041

Less: net loss ( income) attributable to non-controlling interests	901	(6,254)	3,243	(1,099)	(11,543)

Net income attributable to Elbit Systems Ltd.'s shareholders	103,330	139,812	36,506	45,251	183,498

Earnings per share attributable to Elbit Systems Ltd.'s ordinary shareholders:

Basic net earnings per share:
Continuing operations	2.63	3.28	1.06	1.06	4.28
Discontinued operations	(0.22)	-	(0.21)	-	0.02
Total	2.41	3.28	0.85	1.06	4.30
Diluted net earnings per share:
Continuing operations	2.61	3.23	1.06	1.05	4.24
Discontinued operations	(0.22)	-	(0.21)	-	0.01
Total	2.39	3.23	0.85	1.05	4.25
Weighted average number of shares used in computation of basic earnings per share	42,774	42,631	42,809	42,671	42,645

Weighted average number of shares used in computation of diluted earnings per share	43,179	43,226	43,074	43,165	43,217

Amounts attributable to Elbit Systems Ltd.'s common shareholders
Income from continued operations, net of tax	112,615	139,812	45,523	45,251	182,577
Discontinued operations, net of tax	(9,285)	-	(9,017)	-	921
Net income	103,330	139,812	36,506	45,251	183,498

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Nine Months Ended		Year Ended
	September 30,		December 31
	2011	2010	2010
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	102,429	146,066	195,041
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	112,007	93,669	132,141
Write-off impairment and discontinued operations	15,630	717	363
Stock based compensation	831	4,254	5,211
Amortization of Series A Notes discounts and related issuance costs	330	103	(3,664)
Deferred income taxes and reserve, net	(12,183)	(9,068)	(28,162)
Gain on sale of property, plant and equipment	(1,088)	(1,978)	(2,600)
Loss (gain) on sale of investment	520	(19,178)	(19,151)
Equity in net earnings of affiliated companies and partnership, net of dividend received(*)	3,679	(4,735)	(8,418)
Change in operating assets and liabilities:
Increase in short and long-term trade receivables, and prepaid expenses	(76,827)	(65,959)	(81,121)
Increase in inventories, net	(123,555)	(48,282)	(49,724)
Increase (decrease) in trade payables, other payables and accrued expenses	(68,129)	12,745	76,808
Severance, pension and termination indemnities, net	(5,056)	2,129	4,160
Increase (decrease) in advances received from customers	62,594	(36,843)	(36,396)
Net cash provided by operating activities	11,182	73,640	184,488

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(92,484)	(105,397)	(138,644)
Acquisitions of subsidiaries and business operations	(12,173)	(34,566)	(229,556)
Investments in affiliated companies and other companies	(13,401)	(1,192)	(4,956)
Proceed from sale of property, plant and equipment	11,232	7,732	11,841
Proceed from sale of investments	-	12,751	27,941
Investment in long-term deposits, net	23,102	5,006	15,756
Investment in short-term deposits and available for sale securities, net	36,347	6,387	63,205
Net cash used in investing activities	(47,377)	(109,279)	(254,413)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	2,974	4,084	3,590
Purchase of non-controlling interests	(71,000)	-	-
Repayment of long-term bank loans	(66,930)	(246,146)	(488,657)
Proceeds from long-term bank loans	143,395	159,000	387,692
Proceeds from issuance of Series A Notes	-	283,213	283,213
Series A Notes issuance costs	-	(2,185)	(2,164)
Dividends paid	(46,235)	(47,990)	(63,137)
Tax benefit in respect of options exercised	-	-	710
Purchase of convertible debentures	(2,121)	-	-
Change in short-term bank credit and loans, net	49,782	-	(40,972)
Repayment of long-term debentures	(33,500)	-	-
Net cash provided by (used in) financing activities	(23,635)	149,976	80,275

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(59,830)	114,337	10,350
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	151,059	140,709	140,709
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	91,229	255,046	151,059
* Dividend received from affiliated companies and partnership	14,107	8,689	10,925

ELBIT  SYSTEMS LTD.
DISTRIBUTION OF REVENUES

CONSOLIDATED REVENUES BY AREAS OF OPERATION:

	Nine Months Ended				Three Months Ended
	September 30				September 30
	2011		2010		2011		2010
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	695.2	35.2	552.3	29.5	234.7	35.4	194.2	29.9
Land systems	284.1	14.4	312.7	16.7	104.3	15.7	94.2	14.5
C4ISR systems	704.7	35.7	674.1	36.0	232.8	35.1	266.8	41.1
Electro-optics	197.9	10.0	243.3	13.0	60.8	9.1	75.1	11.5
Other (mainly non-defense engineering and production services)	93.7	4.7	89.0	4.8	31.1	4.7	19.6	3.0
Total	1,975.6	100.0	1,871.4	100.0	663.7	100.0	649.9	100.0

CONSOLIDATED REVENUES BY GEOGRAPHICAL REGIONS:

	Nine Months Ended				Three Months Ended
	September 30				September 30
	2011		2010		2011		2010
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	511.4	25.9	458.8	24.5	155.5	23.4	182.5	28.1
United States	652.1	33.0	589.6	31.5	225.0	33.9	187.8	28.9
Europe	352.9	17.9	390.2	20.9	110.5	16.7	116.4	17.9
Other countries	459.2	23.2	432.8	23.1	172.7	26.0	163.2	25.1
Total	1,975.6	100.0	1,871.4	100.0	663.7	100.0	649.9	100.0